U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                  FORM 4/A

           AMENDED STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(n) of the Securities Exchange Act of 1934,
 Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                 30(f) of the Investment Company Act of 1940

[__] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person

     George J. Isaac
     1401 Walnut Street, Suite 540
     Boulder, Colorado  80302

2.   Issuer Name and Ticker or Trading Symbol

     Pro-Dex, Inc. ("PDEX")

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for (Month/Year)

     9/99

5.   If Amendment, Date of Original (Month/Year)

     9/99

6.   Relationship of Reporting Person to Issuer (Check all applicable)

     [X] Director [__] 10% Owner [X] Officer (Give title below)
     [__] Other (Specify below)

     CFO/Secretary/Treasurer

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          Table I   Non-Derivative Securities Acquired, Disposed of,
                               or Beneficially Owned
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1.Title of Security  |2.Trans-|3.Trans-|4.Securities Acquired (A)|5.Amount of
(Instruction 3)      |action  |action  |or Disposed of (D)       |Securities
                     |Date    |Code    |(Instr. 3, 4 and 5)      |Beneficially
                     |        |(Instr. |                         |Owned at
                     |(Month/ | 8)     |                         |End of Month
                     | Day/   |________|_________________________|(Instr.
                     | Year)  |Code| V |Amount|(A) or (D)|Price  | 3 & 4)
_____________________|________|____|___|______|__________|_______|____________
Pro-Dex, Inc.        |9/13/99 |    | P |  400 |     A    |$600.00|   1,900
Common Stock         |        |    |   |      |          |       |
_____________________|________|____|___|______|__________|_______|____________
Pro-Dex, Inc.        |        |    |   |      |          |       |   4,000
Common Stock         |        |    |   |      |          |       |
_____________________|________|____|___|______|__________|_______|____________
                     |        |    |   |      |          |       |
_____________________|________|____|___|______|__________|_______|____________

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6.Ownership Form:  |7.Nature of
  Direct (D) or    |  Indirect Beneficial
  Indirect (I)     |  Ownership
  (Instr. 4)       |  (Instr. 4)
___________________|___________________________________________
         D         |
___________________|___________________________________________
         I         |    By Spouse
___________________|___________________________________________
                   |
___________________|___________________________________________

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Table II   Derivative Securities Acquired, Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------
1.Title of Derivative|2.Con-  |3.Trans-|4.Trans-|5.Number of|6.Date |7.Title
Security (Instr.3)   |version |action  |action  |Derivative |Exer-  |and
                     |or Exer-|Date    |Code    |Securities |cisable|amount of
                     |cise    |(Month/ |(Instr. |Acquired(A)|and    |Under-
                     |Price of| Day/   | 8)     |or Disposed|Expir- |lying
                     |Deriva- | Year)  |        |of (D)     |ation  |Secur-
                     |tive    |        |        |(Instr. 3, |Date   |ities
                     |Security|        |        | 4, and 5) |(Month/|(Instr.
                     |        |        |        |           | Day/  | 3 and 4)
                     |        |        |________|___________| Year  |
                     |        |        |Code| V | (A) | (D) |       |
_____________________|________|________|____|___|_____|_____|_______|_________
Option to Acquire    |  2.50  | 4/7/95 |    | A |     |     |4/7/95-| Common/
Common Stock*        |        |        |    |   |     |     |4/7/05 | 50,000
_____________________|________|________|____|___|_____|_____|_______|_________
Option to Acquire    |  2.13  |11/21/95|    | A |     |     |11/21/ | Common/
Common Stock*        |        |        |    |   |     |     |95-    | 200,000
                     |        |        |    |   |     |     |11/21/ |
                     |        |        |    |   |     |     |05     |
_____________________|________|________|____|___|_____|_____|_______|_________
                     |        |        |    |   |     |     |       |
_____________________|________|________|____|___|_____|_____|_______|_________

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8.Price of |9.Number of  |10.Ownership Form |11.Nature of
Derivative |Derivative   |of Derivative     |Indirect
Security   |Securities,  |Security:         |Beneficial
(Instr. 5) |Beneficially |Direct (D) or     |Ownership
           |Owned at End |Indirect (I)      |(Instr. 4)
           |of Month     |(Instr. 4)        |
           |(Instr. 4)   |                  |
___________|_____________|__________________|______________
           |             |         D        |
___________|_____________|__________________|______________
           |   250,000   |         D        |
___________|_____________|__________________|______________
           |             |                  |
___________|_____________|__________________|______________

Explanation of Responses:

* The option will expire, if not exercised, 90 days after the Optionee ceases as a Director.

                         **SIGNATURE OF REPORTING PERSON

                                     /s/ George J. Isaac          10/22/99
                                     ---------------------    ----------------
                                       George J. Isaac              Date

**Intentional misstatement or omissions of facts constitute Federal Criminal Violations.